June 24, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Brain H. Shuman
Senior Vice President and Chief Financial Officer
National Partnership Investments Corporation
55 Beattie Place, P.O. Box 1089
Greenville, SC  29602

      Re:	Housing Programs Limited
      Form 10-KSB for the year ended December 31, 2004
      Filed April 8, 2005
      File No. 000-13808

Dear Mr. Shuman:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1, Summary of Significant Accounting Policies
Recent Accounting Pronouncements

1. You determined that all of the entities in which you hold an interest at December 31, 2004 are VIEs and that you are not the primary beneficiary of any of these entities. Please tell us how you determined each of these entities were VIEs. In your response, please advise us of the authority and obligations of the general partner(s) of the Local Limited Partnerships, and your relationship with each of the general partners. Finally, please quantify the equity investment at risk for each general partner of the Local Limited Partnerships, net of any upfront fees received.

2. You refer to your maximum exposure to loss at December 31, 2004 relative to determining the primary beneficiary for the identified VIEs. Please tell us whether you evaluated the expected losses and residual returns and equity investment at risk, as applicable, at the time you became involved with the Local Limited Partnerships, as opposed to your equity at risk at December 31, 2004. Additionally, please tell us whether you included your rights to tax credits when evaluating the expected cash flows.

3. Please explain to us the circumstances in which you have the right to replace the general partner of the Local Limited Partnerships.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.






	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Brian H. Shuman
Housing Programs Limited
June 24, 2005
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